GRASIM
ADITYA BIRLA GROUP

82-3322

03003189

9th December, 2002

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

By Air Mail

SUPPL

Dear Sir,

We are sending herewith 6 copies of Performance Update of our Company for the half year ended 30th September, 2002. for your record and reference.

Thanking you,

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Yours faithfully,

AKMalu

Ashok Malu
Company Secretary

Encl: As above

JAN 02 2003

dw 1/22

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22 - 281 9520 • Fax: 91- 22 - 284 6299 • Email: grasim@bom7.vsnl.net.in
Registered Office : P.O.Birlagram, Nagda - 456 331 (M.P.)

GRASIM INDUSTRIES LIMITED

Performance Update

For the half year ended 30th September, 2002

GRASIM
ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS
FOR THE THREE MONTHS ENDED 30TH SEPTEMBER, 2002

Rs. in Crores

	Three Months Ended 30th Sept. 2002	Three Months Ended 30th Sept. 2001	Six Months Ended 30th Sept. 2002	Six Months Ended 30th Sept. 2001	Year Ended 31st March 2002 (Audited)
Net Sales / Income from Operations	**1,112.85**	**1,108.00**	**2,248.36**	**2,225.16**	**4,386.64**
Other Income	36.61	19.70	45.88	34.24	114.62
Total Expenditure					
- Decrease / (Increase) in Stock	(1.48)	79.01	64.71	37.89	95.42
- Raw Material Consumed	279.79	218.81	529.52	471.87	996.15
- Purchases of Finished Goods	2.11	57.47	6.53	181.99	245.71
- Payment to & Provision for Employees	78.75	83.62	153.93	166.08	321.87
- Power & Fuel	209.88	181.04	411.65	359.46	739.28
- Freight , Handling & Other expenses	118.80	133.09	256.23	269.77	510.56
- Other Expenditure	174.91	163.39	330.24	313.37	655.49
Total Expenditure	**862.76**	**916.43**	**1,752.81**	**1,800.43**	**3,564.48**
Interest	43.16	47.85	87.34	95.37	190.25
Gross profit	**243.54**	**163.42**	**454.09**	**363.60**	**746.53**
Depreciation	62.77	61.87	125.19	124.46	251.70
Profit before Exceptional Items and Tax	**180.77**	**101.55**	**328.90**	**239.14**	**494.83**
Tax Provision of earlier years written back					68.11
Loss on Sale of Shares in Subsidiary					(18.11)
Retrenchment Compensation	—	(18.43)	—	(18.43)	(55.33)
Write-down of Fixed Assets on Retirement from active use	—	(19.01)	—	(19.01)	(19.01)
Loss on sale of a Textile Unit					(15.00)
Loss on sale of Assets of a Textile Unit					(16.93)
Employees separation cost	(1.60)	(15.03)	(3.26)	(17.38)	(27.60)
Profit before Tax Expense	**179.17**	**49.08**	**325.64**	**184.32**	**410.96**
Provision for Current Tax	(45.00)	(8.00)	(79.00)	(31.00)	(56.50)
Deferred Tax	(5.50)	(9.45)	(12.50)	(19.45)	(51.50)
Net Profit	**128.67**	**31.63**	**234.14**	**133.87**	**302.96**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					2,615.19
Basic & Diluted EPS for the period (Rupees)	**14.03**	**3.45**	**25.54**	**14.60**	**33.04**
Aggregate of Non-Promoter Shareholding					
- Number of Shares			72954440	72984805	72951240
- Percentage of Shareholding			79.58%	79.62%	79.58%

Notes :

1. During the quarter the Company has further acquired 0.37 Crore shares of Larsen & Toubro Ltd. (L&T) at an average price of Rs.177.12 per share for total consideration of Rs.65.05 Crores.

2. The Company has entered into a Share Purchase Agreement with Oil and Natural Gas Corporation Limited (ONGC) for sale of 15,03,79,023 shares of Mangalore Refinery and Petrochemicals Ltd. (MRPL) @ Rs. 2 per share and the sale will be completed only after obtaining the necessary government/statutory approvals. In the event of sale being completed, the Company will incur a 'loss on sale of Investments' of Rs.208.62 Crores, which will be accounted for when the sale is completed.

   In the event the sale of the aforesaid shares is not completed before end of the current financial year, the Company will, in accordance with past practice, determine the decline, other than temporary, if any, in the value of the long term investment in the shares of MRPL, and the carrying amount of this long term investment will be adjusted for the decline, other than temporary, if any, at the time of preparation of annual accounts.

3. The Company has filed a Scheme of Arrangement under section 391/394 of the Companies Act , 1956 in the High Court of Madhya Pradesh in October,2000 inter alia providing for sale/transfer of assets of the Mavoor Units and the same is still pending

Contd. on page no. 3

Contd. from page no. 2

4. **Segments Reporting:** **Rs. in Crores**

	Three Months Ended 30th Sept 2002	Six Months Ended 30th Sept 2002	Year ended 31st Mar-2002 (Audited)
1. SEGMENT REVENUE			
a Fibre & Pulp	414.23	833.25	1,328.83
b Cement	511.55	1,054.43	2,074.85
c Sponge Iron	90.71	178.45	331.66
d Chemicals	66.06	118.72	219.93
e Textiles	57.60	111.52	276.12
f Others	0.69	3.34	270.68
TOTAL	1,140.84	2,299.71	4,502.07
(Less) : Inter Segment Revenue	(27.99)	(51.35)	(115.43)
Net Sales / Income from Operations	**1,112.85**	**2,248.36**	**4,386.64**
2. SEGMENT RESULTS			
a Fibre & Pulp	145.69	269.88	305.89
b Cement	25.47	87.29	338.67
c Sponge Iron	13.07	24.47	11.86
d Chemicals	17.55	21.87	11.42
e Textiles	(4.66)	(13.20)	(37.71)
f Others	(2.54)	(3.95)	0.22
TOTAL	194.58	386.36	630.35
Add / (Less) : **Interest**	**(43.16)**	**(87.34)**	**(190.25)**
Net Unallocable Income / (Expenditure)	29.35	29.88	54.73
Profit before Exceptional Items and Tax Expense	**180.77**	**328.90**	**494.83**
Tax Provision of earlier years written back	-	-	68.11
Loss on Sale of Shares in Subsidiary	-	-	(18.11)
Retrenchment Compensation	-	-	(55.33)
Write-down of Fixed Assets on Retirement from active use	-	-	(19.01)
Loss on sale of a Textile Unit	-	-	(15.00)
Loss on sale of Assets of a Textile Unit			(16.93)
Employees separation cost	(1.60)	(3.26)	(27.60)
Profit Before Tax Expenses	**179.17**	**325.64**	**410.96**
3. CAPITAL EMPLOYED			
a Fibre & Pulp	789.76	789.76	879.24
b Cement	2,043.53	2,043.53	2,055.10
c Sponge Iron	515.59	515.59	570.38
d Chemicals	211.70	211.70	227.51
e Textiles	118.11	118.11	133.13
f Others	5.56	5.56	35.15
TOTAL	3,684.25	3,684.25	3,900.51
g Unallocated Corporate Capital Employed	1,784.07	1,784.07	1,518.93
TOTAL CAPITAL EMPLOYED	**5,468.32**	**5,468.32**	**5,419.44**

5. Segments have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organisational structure as well as the differential risks and returns of these segments. Details of products included in each of the above segments are as under :

Fibre & Pulp	-	Viscose Staple Fibre & Rayon Grade Pulp
Chemicals	-	Caustic Soda & Allied Chemicals
Cement	-	Grey & White Cement
Sponge Iron	-	Sponge Iron
Textiles	-	Fabrics & Yarn

6. Segment-wise break-up for Employee Separation Cost is as under : **Rs. in Crores**

	Q2-FY2003	H1-FY2003	FY2002
Fibre & Pulp	0.52	1.49	9.10
Chemical	-	0.39	1.63
Cement	0.17	0.28	13.49
Textiles	0.91	1.10	3.38

7. Previous period's figures have been regrouped/rearranged wherever necessary to conform to this period's classification.
8. The above results have been taken on record at the meeting of the Board of Directors held on 25th October, 2002.
9. The Limited Review, as required under clause 41 of listing agreement , has been completed and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors
Kumar Mangalam Birla
Chairman

Place : Mumbai
Date : 25th October, 2002

Mumbai, October 25, 2002

Dear Shareholders,

I am pleased to share with you the performance of your Company for the first six months of the current fiscal and also brief you on the outlook for the various businesses.

As you know, the Indian economy continues to go through a challenging phase, affected by a rather poor monsoon and low consumer off take in practically every sector. At the same time, the impact of the slow pace of recovery in the US economy cannot be underscored. Against this tough backdrop, your Company's performance is truly encouraging.

Before I dwell on the financial and operational performance in detail, I would like to briefly apprise you on the successful completion of key strategic business and financial restructuring initiatives taken over the last 3 1/2 years, which has enabled your Company to achieve a consistently strong performance. Among these are:-

- The closure of the Fibre and Pulp plants at Mavoor
- Divestment of stake in Software subsidiary
- Discontinuance of Trading business
- The sale of Loss making Fabric unit at Gwalior as a going concern
- Large scale rationalization of work force
- Restructuring of high cost debts, which lowered the interest cost progressively

Significant productivity gains in Cement and Fibre, the two major businesses of your Company, over the last two years have contributed to superior performance.

Over the last four years, Grasim has emerged as a much stronger Company. Its debt/equity ratio has improved from 0.93 to 0.62. Interest charges have fallen from Rs.292 Crores to Rs.190 Crores. Operating Profit has risen from Rs.678 Crores to Rs.937 Crores and the workforce rationalization has resulted in manpower strength of 16,600 vis-a-vis 24,400 four years ago.

Divestment of stake in MRPL

Your Board of Directors has approved the sale of its entire holding of 15,03,79,023 equity shares in Mangalore Refinery and Petrochemical Ltd. (MRPL) to Oil and Natural Gas Corporation Ltd. (ONGC) at Rs.2 per share. The sale will be completed only after obtaining the necessary government / statutory approvals. In the event of sale being completed, the Company will incur a 'loss on sale of Investments' of Rs.209 Crores, which will be accounted for when the sale is completed.

Financial Performance

Let me provide you with an overview of the financial performance for the half-year ended 30th September, 2002.

(Rs. in Crores)

	H1FY03	H1FY02	% Change
Net Turnover and Operational Income *	2,248.4	2,225.2	1
Other Income	45.8	34.2	34
Operating Profit (PBIDT)	541.4	459.0	18
Interest and Finance Charges	87.3	95.4	(8)
Gross Profit (PBDT)	454.1	363.6	25
Depreciation	125.2	124.5	1
PBT (Before ESC and Exceptional Items)	328.9	239.1	38
Total Tax Expenses	91.5	50.5	81
Profit after Total Tax Expenses but before EI	237.4	188.7	26
Exceptional Item			
- Retrenchment Compensation	-	(18.4)	
- Write-down of Fixed Assets on Retirement from active use	-	(19.0)	
- Employee Separation Cost	(3.3)	(17.4)	
Net Profit after Total Tax Exp. and Except Items	234.2	133.9	75
EPS Basic and Diluted (After Total Tax Expenses but before Exceptional Items)	25.9	20.6	26
EPS Basic and Diluted (After Total Tax Expenses and Exceptional Items	25.5	14.6	75

** Net of inter & intra segment sales*

Highlights

- Higher production and turnover volumes in all businesses except Textiles.
- Revenues from operations maintained, fuelled by growth in VSF volumes and improved turnover of the Sponge Iron and Chemical businesses regardless of the lower turnover in Cement and Textile businesses and the discontinuance of Trading business.
- Operating profits (PBIDT) have grown by 18% from Rs.459.0 Crores in H1FY02 to Rs.541.4 Crores in H1FY03. Enhanced margins and profitability was driven by the VSF business. Operating profits could have been higher but for lower realizations in Cement, discussed in detail elsewhere in my letter.
- Interest and Finance Charges have gone down by 8% from Rs.95.4 Crores in H1FY02 to Rs.87.3 Crores in H1FY03, reflecting the positive impact of better management of working capital, raising of low cost funds, falling interest rates on working capital borrowings and repayment/prepayment of high cost debts.
- Depreciation charges have remained almost flat at Rs.125.2 Crores in H1FY03.
- Consequent to these, Pre-tax profit, before Exceptional Items and Employee Separation Costs has risen from Rs.239.1 Crores to Rs.328.9 Crores.
- Current tax provisions stand at Rs.79.0 Crores and an additional Rs.12.5 Crores provided towards Deferred Tax in H1FY03.
- Additionally, your Company has incurred Rs.3.3 Crores towards Employee Separations at the VSF, Chemical, Cement and Textile businesses during H1FY03.
- After factoring the Total Tax Expenses and Exceptional Items, Net Profit at Rs.234.2 Crores is higher in H1FY03 as against Rs.133.9 Crores in H1FY02.

Business Review and Outlook

I would now turn to the operational performance of the key businesses of your Company along with future outlook.

The Viscose Staple Fibre (VSF) and the Cement businesses together accounted for a lion's share of revenues and profits, collectively yielding 82% of net revenues and over 80% of operating profits during H1FY03. The performance of Chemical and Sponge Iron business was also satisfactory.

VISCOSE STAPLE FIBRE (VSF)

	H1FY03	H1FY02	% Change
Fibre			
Installed Capacity (TPA)	220,775	220,775	—
Production (Tonnes)	105,902	71,643	48
Sales Volume (Tonnes)	116,643	81,741	43
Net Divisional Turnover (Rs. Crores)	833	632	32
VSF Realisation (Rs./Kg)	67	71	(6)
Operating Margins (%) **	35	23	

*** On Net Turnover (before Employee Separation Cost)*

Review of Operations

The VSF Business has posted very good performance, recording the improved sales turnover, and a capacity utilisation of 96%. Operating margin was considerably up at 35% from 23% despite a 6% fall in realisation, mainly because of the fall in Pulp prices.

Nagda shutdown necessitated by water scarcity, minimal impact on operations

An erratic monsoon and deficient rainfall in FY02 had resulted in not getting water from the captive reservoirs of the Company. So, the Nagda plant had to be shutdown for 27 days from 31st May 02 to 26th June 02. This shutdown, however, had a minimal impact on performance as the Division had proactively built up inventories anticipating the water problem. It was able to ensure uninterrupted supplies to the customers.

Sales Volume higher by 43%

Your Company has recorded a 43% increase in sales volumes from 81,741 Tonnes in H1FY02 to 116,643 Tonnes in HIFY03. A splendid rise in deemed exports and an upturn in domestic sales, resulting from a favourable blend ratio, backed by aggressive marketing efforts led to such an improved performance.

The signs of recovery in the global economy and your Company's continued efforts towards leveraging the superior quality of fibre, in quality conscious international markets, aided your Company in doubling the export volumes.

Domestic sales, witnessed a growth of 26% over the corresponding period, on the back of the revival in the Indian Textile sector and aggressive marketing efforts coupled with value added technical services to yarn manufacturers. Segment specific promotional and pricing strategies also benefited volumes favourably.

Margins increase to 35% despite decline in realisation by 6%

The average realisation declined by 6% from Rs.71/Kg in H1FY02 to Rs.67/Kg in H1FY03, in line with the fall in Pulp prices which was offset by economies of scale and lower input costs. The closure of Mavoor operations helped improve operating profits, reflected in higher margins.

Sector Outlook

Uncertain cyclical signals, the slow recovery of the US economy; turbulence in the Financial & Capital markets world over may impair deemed exports.

On the domestic front, a weak monsoon has affected the performance of agricultural sector, one of the mainstays of the Indian economy. A recent FICCI survey speaks of the negative impact on the Textiles industry due to a slow down in consumer demand. On the raw material front, global Pulp prices, which are ruling at lower levels during the last couple of months, have started showing a rising trend.

Outlook for Grasim's VSF Business

Your Company is the market leader in this sector. It already has a well-crafted strategy in place. Improving volumes through promotion of deemed exports, a favourable change in blend ratios, enlargement of application areas and new product development constitute its major planks.

Positioning VSF at the premium end of the market as the "Fibre for Feel, Fashion and Comfort" coupled with strategic alliances with end-product manufacturers to bring in novel applications is bearing fruit. These measures should contribute to higher volumes and profitability. Leveraging the brand equity of "Birla Viscose" amongst user segments is yet another positive.

Ongoing R&D activities have spawned innovative fibres such as "Birla Sno" and "Pale Cream" with cost effective processes. While "Birla Sno" sharpens the brightness of yarn, "Pale Cream" fibre imparts greater strength.

A razor-sharp focus on bettering operating efficiency and cost reduction in all areas shall provide your Company the cutting edge on the cost front.

CHEMICAL

	H1FY03	H1FY02	% Change
Installed Capacity – Caustic (TPA)	160,600	160,600	·
Production – Caustic (Tonnes)	70,270	55,237	27
Sales Volumes – Caustic (Tonnes)	69,625	54,727	27
Net Divisional Turnover (Rs.Crores)	118	104	13
Average Realisation – ECU (Rs./Tonne)	14,114	16,295	(13)
Operating Margins (%) **	25	28	

*** On Net Turnover (before Employee Separation Costs)*

Review of Operations

Despite the oversupply and pressure on prices of Caustic Soda, the performance of your Company's Chemical business has been satisfactory.

Capacity utilization stood at 88% in H1FY03 as against 69% in H1FY02. Production and Sales volumes were up by 27% each. ECU realisation was lower by 13% compared to H1FY02 due to a fall in caustic soda prices by 38%, partially offset by improved realization in Chlorine and HCL. Operating Margins were down due to lower ECU realization.

Sector Outlook

During H1FY03, the demand for Caustic Soda registered a marginal improvement in the end use segments. Competitive international prices will lead to pressure on the domestic price for Caustic Soda. The demand for Chlorine and HCL is expected to improve.

Outlook for Grasim's Chemical Business

Your company will focus on optimum utilization of the plant capacity so as to improve asset utilization. To improve the overall ECU realization, your Company will pay particular attention to the development of ancillaries, which could add value to by-products. Concentrated efforts to enhance volumes by export of Chlorine, HCL and PAC and cost optimization measures will be performance booster.

CEMENT

	H1FY03	H1FY02	% Change
Grey Cement			
Installed Capacity (Mn. MT)	11.37	10.36	10
Production (Mn. MT)	5.40	4.79	13
Sales Volumes (Mn. MT)	5.45	4.77	14
Net Turnover (Rs. Crs.)	970	974	-
Average Realisation (Rs./Tonne)	1,697	1,992	(15)
White Cement			
Installed Capacity (TPA)	400,000	400,000	-
Production (Tonnes)	136,753	116,689	17
Sales Volumes (Tonnes)	135,846	115,631	17
Net Turnover (Rs. Crs.)	81	60	35
Average Realisation (Rs./Tonne)	5,538	5,210	6
Net Divisional Turnover (Rs. Crs.)	1,051	1,033	2
Operating Margins (%) **	15	24	

*** On Net Turnover (before Employee Separation Costs)*

Review of Operations

The performance of the cement business has been satisfactory. The Grey Cement business recorded a 14% growth in volume compared to an average industry growth of 10%, which, however, did not translate into improved earnings because of a 15% drop in realization.

Average realization dropped sharply in the West (by 31%) and South (by 20%) as new capacities surfaced affecting the supply /demand balance, and heightened price competition amongst industry participants. The fall in realization was lower in the North (9%) and East (4%), reflecting a better match between demand and supply.

Volume growth aided by the commissioning of a new grinding unit in Punjab, a reduction in cost per tonne through a lowering of freight costs (despite an increase in the cost of petro-products), greater reliance on alternative fuels and a significant shift in product mix to blended cements, helped mitigate the fall in realization.

Your Company successfully extended Birla Plus, its premium composite cement, thereby strengthening the portfolio of brands under the Group House Mark, including Birla Ready Mix, Birla Super and Birla White.

Sales volume of Ready Mix Concrete (RMC) has risen from 1.14 lakh cubic meters (turnover : Rs.21.2 Crores) in H1FY02 to 2.65 lakh cubic meters (turnover : Rs.50.7 Crores) in the corresponding half in the current financial year. This reflects an increasing acceptance of RMC, aided by the commissioning of new plants at Noida, Chennai and Bangalore. Your Company has emerged as the market leader in both New Delhi and Hyderabad.

The White Cement operations achieved a record sales volume, market share and earnings on the back of a 17% growth in volume and a 6% gain in average realization per tonne. A range of new applications marketed by your Company met with very encouraging customer response.

Sector Outlook

The Cement industry is expected to record a 10% volume growth during the current fiscal year, firmly establishing India as the 2nd largest market in the world after China, even though the per capita consumption of 100 kg is significantly lower than other developing countries in East Asia. The volume growth in the current year is fuelled by the growth in the Housing Sector (aided by easy availability of low cost home loans), the expanded road building programme funded by the Government of India and a large number of hydro-electric power projects.

The growth in domestic demand has been supplemented by the export of clinker /cement on a marginal cost basis (given the pressure exerted on realization, in export markets, by the surplus cement capacity in Asia), thereby improving the Sector's capacity utilisation and spreading fixed costs over a larger volume.

Outlook for Grasim's Cement Business

Operating margins for the Cement business declined from 24% in H1FY02 to 15% in the corresponding period in the current year. However, the price expectations in the second half show promise of recovery, with better earnings' outlook. This improved price environment will be augmented by expected volume/ market share gains and continued cost reduction measures, including increased output from existing production lines, higher manpower productivity and a progressive conversion of captive power facilities from furnace oil and coal. The improved operating parameters will benefit from the rapid growth in housing and road construction.

SPONGE IRON

	H1FY03	H1FY02	% Change
Installed Capacity (TPA)	900,000	900,000	-
Production (Tonnes)	300,271	293,310	2
Sales Volumes (Tonnes)	287,730	275,897	4
Net Divisional Turnover (Rs. Crores)	178	168	6
Average Realisation (Rs./Tonne)	5,995	5,920	1
Operating Margins (%) **	24	15	

*** On Net Turnover (before Employee Separation Costs)*

Review of Operations

The Sponge Iron business has posted very good performance. The plant's utilization has been 67% due to a shortfall in the supply of Natural Gas. Business profitability grew on the back of higher realization, lower manufacturing costs and improved efficiencies.

Plant Utilization at 67%

The production for the first half of the current year was slightly higher with a 167 onstream days vis-a-vis 157 days for the corresponding period of the previous year.

The unit had taken a planned shut down of 21 days spread over September and October in FY 03.

Profitability improved significantly

Higher volumes and sales realisation, lower manufacturing expenses and improvement in operational efficiency resulted in significantly improving the profitability.

Turnover was up 6% while the sales volume increased by 4% and the realization was also marginally higher. The global revival of the steel sector, a buoyant domestic market, on account of higher international scrap prices, your company's ongoing focus on lowering costs by improving the Iron Ore-Pellet consumption ratio and better asset sweating boosted operating margins which soared to 24% in H1FY03.

Sector Outlook

The outlook for the Sponge Iron industry remains positive. The revival and stability of steel industry worldwide and improved scrap prices augur well for the Sponge Iron industry.

The long-term prospects of the industry in India would, however, depend on power sector reforms, as these decide the long-term viability of steel making through the Electric Arc Furnace and Induction Furnace routes.

Out look for Grasim's Sponge Iron Business

While your Company will continue its endeavors towards further cost reduction to remain competitive, long-term performance will depend on Natural Gas pricing and availability.

TEXTILES

	H1FY03	H1FY02	% Change
Fabric			
Production (Lac Meters)	55	82	(33)
Sales Volumes (Lac Meters)	64	97	(34)
Net Turnover (Rs. Crs.)	65	98	(34)
Average Realisation (Rs./Meter)	102	101	1
Synthetic Yarn (Excluding Captive Turnover)			
Production (Tonnes)	3,802	5,125	(26)
Sales Volumes (Tonnes)	2,960	3,943	(25)
Net Turnover (Rs. Crs.)	42	45	(7)
Average Realisation (Rs./Kg.)	117	115	2
Net Divisional Turnover (Rs. Crs.)	107	143	(25)
Operating Margins (%) **	(6)	(2)	
Captive Yarn Turnover			
Volume (Tonnes)	987	1,092	(10)
Value (Rs. Crores)	12	18	(33)

** *On Net Turnover (before Employee Separation Costs)*

Review of operations

Operations during the current half are not comparable with those of the corresponding period of the previous year on account of the sale of the Fabric manufacturing facilities at Gwalior towards the end of FY02.

Fabric sales were lower by 34% from 97 lac meters in H1FY02 to 64 lac meters in H1FY03. Your Company made a conscious decision to regulate volumes in the wake of difficult market conditions and towards

better management of working capital. Efforts to re-orient the product mix towards high value premium synthetic fabrics are ongoing.

In the "Grasim" brand realization is up by 7.6% over the previous year at Rs.128 per meter in the domestic market. At Rs.98 per meter, Graviera brand also posted a 5% increase in realization.

The sector outlook continues to be daunting.

Outlook for Grasim's Textile Business

Your Company has now made Bhiwani as the hub of its textile operations. With additional investments in processing facilities, the Bhiwani unit is now in a position to deliver the "Grasim" brand quality.

With integrated textile operations from yarn to fabric under one premises and cost efficient manufacturing infrastructure of Bhiwani we are hopeful of improving the operating margins. Your Company will regulate volumes to meet the market demand without putting undue pressure on the distribution channel and will continue to innovate and offer new fabrics to consumers.

With cost efficient manufacturing, controlled volumes and premium positioning for the brand, your Company is working relentless to turn around its operations, and is hopeful of doing so in the second half of FY03.

Summary

In sum, despite the challenging environment that prevailed during the first half of FY03, your Company's key businesses reflect a consistently strong performance.

The VSF and Cement businesses will remain the key growth drivers going forward. In all of our operations, we will continue to focus on improving asset utilization, market expansion as well as higher margins. Strengthening of internal efficiencies and cost control measures will continue. Even as the prospects for the full year appear bright, we will unrelentingly pursue our goal of delivering superior shareholder value.

As always, we look forward to your value added support. Before I end this update, I wish you and your family a prosperous New Year ahead.

With best regards,

Yours sincerely,

D D RATHI
Group Executive President & Chief Financial Officer

Corporate Office : 91, Sakhar Bhavan, 230, Nariman Point, Mumbai – 400 021.
Registered Office : Birlagram, Nagda – 456 331 (M.P.)

Cautionary Statement

Statements in this "Performance Update" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. The actual results could differ materially from those expressed or implied. The important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations.

GRASIM INDUSTRIES LIMITED
Registered Office : Birlagram, Nagda 456 331 (M.P.)

TO THE MEMBERS OF THE COMPANY,

ABSTRACT OF REVISION OF REMUNERATION OF SHRI SHAILENDRA K. JAIN, WHOLE TIME DIRECTOR AND MEMORANDUM OF INTEREST UNDER SECTION 302 OF THE COMPANIES ACT, 1956.

In terms of the authority given by the Shareholders of the Company vide resolution passed at the Annual General Meeting of the Company held on 3rd August, 2002, the Board has with effect from 1st April, 2002 revised the remuneration payable to Shri Shailendra K. Jain, Whole-time Director of the Company in accordance with the conditions specified in Schedule XIII and other applicable provisions of the Companies Act, 1956 as under:-

1 Basic Salary increased from Rs. 3,57,200 per month to Rs. 3,75,100 per month.

2 Special Allowance increased from Rs.1,93,525 per month to Rs. 2,47,425 per month.

3 Performance Linked Variable Pay and Long Term Incentive Compensation (LTIC) (one time) – Rs. 15,67,625.

The other terms and conditions of his appointment and remuneration remain the same as approved by the Shareholders of the Company at the Annual General Meeting held on 3rd August, 2002.

MEMORANDUM OF INTEREST OF DIRECTORS:

Shri Shailendra K. Jain, Whole-time Director is interested in the above variation. No other Director is concerned or interested.

The relevant documents relating to the revision in the remuneration are available for inspection at the Registered Office of the Company between the hours of 10.00 a.m. to 12.00 noon on all working days.

By Order of the Board

ASHOK MALU
Sr. Vice President & Company Secretary

Place : Mumbai
Date : 25th November, 2002

BOOK-POST

If undelivered, please return to :

GRASIM INDUSTRIES LIMITED
Share Department
Birlagram - 456 331, Nagda (M.P.)

TATA INFOMEDIA LIMITED